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03050474

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jannock Properties Ltd

*CURRENT ADDRESS


PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5062   FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/8/03

82-5062

ARIS

12-31-02



Jannock Properties Limited
2121 Britannia Road West, Unit 2
Streetsville, Ontario L5M 2G6

Jannock Properties Limited

2002

2002 ANNUAL REPORT

CONTENTS

MESSAGE TO OUR SHAREHOLDERS

We continue to follow our mandate of selling our assets and distributing the proceeds to shareholders. In 2002, we distributed $5.3 million to our shareholders.

Since we commenced operations in 2000, we have collected over $25 million from the sale of assets and collection of mortgages receivable. Approximately $11.5 million of this cash has been used for development of our real estate properties, $2.5 million was used to pay liabilities that were assumed when we were created and $4 million has been used for administrative expenses.

We have now distributed a total of $9 million to our shareholders and, providing some of the expected transactions close in 2003, we should be able to make further distributions later this year or early next year.

Real Estate

In 2002, we collected approximately $7 million cash from the sale of properties and made expenditures of $6.3 million on property development and administrative expenses.

Our major efforts in 2002 have focussed on our 221-acre Britannia site. In April 2002 we signed a conditional agreement with Mattamy Development Corporation to sell this site for $28 million providing we could obtain zoning for a variety of residential, office and institutional uses. We were unable to obtain approval to this zoning from the City of Mississauga and consequently we proceeded with an appeal to the Ontario Municipal Board. The hearing on the appeal commenced in September 2002 and finished in March of this year. This hearing has been a long and expensive process but we believe that it is in the best interests of our shareholders to pursue this appeal.

During 2002, we signed conditional agreements to sell the 73-acre Burlington South site for $3.8 million cash and an 11-acre apartment block at the Cooksville site in Mississauga for $6.9 million of which $5.5 million will be a vendor mortgage. Neither of these sales can be completed until all conditions have been met.

At the end of 2002, we were holding mortgage receivables amounting to $5.4 million of which $5.1 million relates to a mortgage that is in default. During 2002, a number of attempts were made to structure a payout on this mortgage but, in the end, we were forced to realize our security. Efforts are continuing to find a buyer for this site under a power of sale.

Jancor Companies, Inc.

The investment in Jancor, which we had fully written down in 2000, was sold in early 2001 for a right to a 25% share of any net proceeds to the equity holders if they sell their shareholding in Jancor in the future. This arrangement was part of a restructuring of Jancor under which the majority common shareholder provided financial support to Jancor. We were not prepared to give Jancor any financial support at the time.

The financial results for 2002 indicate that Jancor may produce some value for us in the future providing cash flows are maintained. Currently, the owners have indicated that they have no intention of seeking a buyer for Jancor for some time. In addition the business faces considerable uncertainties from the effects of increased resin costs and the depressed United States markets. It is, therefore, impossible to predict either the timing or the amount of proceeds, if any, that we may receive in the future.

Corporate items

In 2002, we reorganized our capital structure to enable us to distribute cash more efficiently to our shareholders as capital redemptions rather than by the payment of dividends.

As we expect to complete a number of sales of our remaining properties in 2003, we are taking actions to reduce our administrative costs wherever possible.

We continue to work towards a well-managed sale of our assets and distribution of the proceeds.





IAN C. B. CURRIE
Chairman

D. MITCHELL FASKEN
President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

BASIS OF PRESENTATION

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Company was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Company, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

RESULTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	2002	2001
Land sales	**$ 6,607**	$ 5,624
Earnings before income taxes	**55**	931
Income taxes provided/(recovered)	**(592)**	785
Net earnings	**647**	146
Earnings per share	**$ 0.02**	$ 0.00
Net cash received from operating activities	**1,620**	3,246

Land sales of $6,607,000 in 2002 included $390,000 for the Gloucester Drive site and $6,200,000 from the recognition of the sale of an 11-acre parcel at the McFarren site. The sale of the McFarren parcel was signed in late 2000 for $6,335,000 but, in accordance with the Company's accounting policy, was not recognized as a sale at that time as the down payment received was less than 15%. The reduction in price to $6,200,000 was a discount to reflect early payment.

Land sales of $5,624,000 in 2001 included $1,658,000 and $1,701,000 from the sale of two blocks at the Cooksville site, $855,000 and $281,000 from the sale of two blocks at the King Forest site and $1,124,000 from the recognition of sales arising from the collection of vendor mortgage loans that were held on the Tyandaga site.

Conditional agreements have been signed to sell three parcels of land:

- $28.0 million cash for the sale of the 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation conditional upon zoning for residential, office and institutional uses.
- $6.9 million, which includes a vendor take-back mortgage of $5.5 million, for an 11-acre apartment block at the Cooksville site in Mississauga.
- $3.8 million cash for the 73-acre Burlington South.

Closing of these sales is expected to occur later in 2003 but as these sales are conditional there can be no assurance that they will close or that sales values will be realized. A previously announced sale of a 48-acre residential site in Milton for $3.5 million has been terminated.

Gross profit on land sales in 2002 was $934,000 compared with $1,681,000 in 2001 reflecting the margins realized on different projects and the provisions of $1,561,000 that were recorded in 2002 to reduce the carrying value of some of the Burlington properties and some accounts receivables to net realizable value. General and administrative expenses in 2002 amounted to $1,212,000 compared with $1,190,000 in 2001. Included in 2001 were recoveries of $202,000 relating to reversals of excess accruals arising from the settlement of litigation. Interest and other income of $333,000 in 2002 included a deposit of $250,000 that was forfeited by a buyer on an uncompleted sale of one of the Burlington sites. In 2001, interest and other income of $440,000 included $26,000 of imputed interest relating to interest free periods on mortgage receivables.

Income tax recoveries of $592,000 in 2002 included adjustments of approximately $642,000 to reflect the tax rates expected to be in effect when the sales of the Britannia and Burlington South sites are recognized and to recognize a one year delay in the scheduled reductions in corporate income tax rates in the Province of Ontario. Income tax provisions in 2001 were $785,000 and included approximately $542,000 to reflect the reduction in the future income tax asset on the balance sheet resulting from the decline in income tax rates that were announced by the Ontario Government in 2001.

CASH FLOWS

Cash provided by operating activities in 2002 amounted to $1,620,000 compared to $3,246,000 in 2001. Cash receipts in 2002 of $7,943,000 included a $1,000,000 deposit received on the conditional sale of the Britannia site and were $934,000 higher than in 2001. Cash expenditures in 2002 of $6,323,000 were $2,560,000 higher than in 2001 mainly due to spending that relates to the Ontario Municipal Board hearing on the future of the Britannia site.

Cash outflows for investing purposes in 2002 mainly consisted of a deposit of $1,000,000 that is being held in trust for the conditional sale of the Britannia site.

Cash outflows for financing activities in 2002 consisted of a distribution to shareholders of $5,345,000 and proceeds from bank loans of $2,180,000. In 2001 cash flows for financing activities consisted of the repayment of bank loans of $750,000.

JANCOR COMPANIES, INC. ("JANCOR")

The Company sold its equity interest in Jancor Companies, Inc. (Jancor), a US manufacturer of residential vinyl siding, windows and, outdoor furniture, in 2001. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds to the current equity holders if and when they decide to sell their interest in Jancor. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

Financial results for Jancor show that it has achieved earnings before interest, taxes, depreciation and amortization of approximately US$25 million in each of the last two years. Based on these results, Jancor reduced its ongoing debt obligations to approximately US$50 million. This indicates that Jancor may produce some value for Jannock Properties in the future providing cash flows are maintained. The business faces considerable uncertainties in the future from the impact of increased oil prices on the cost of resin and the depressed level of activity in the US markets. The owners have indicated that they have no intention of seeking a buyer for Jancor for some time. It is therefore not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future.

The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

OUTLOOK

A successful completion of the three conditional sales that are currently in place would result in revenues of approximately $39 million and would generate sufficient cash to enable a significant distribution to be made to shareholders. In addition, the Company is currently using real estate brokers to market industrial land in Burlington. It is not possible to predict the amount and timing of revenues that may be generated from any sales of these properties nor whether down payments will be sufficient for them to be recorded as sales when agreements are completed.

General and administrative expenses will be reduced in 2003 as the size of the Company reduces and are expected to be significantly lower than in 2002. This reduction may however, be more than offset by incentive bonuses that would be earned under the employment agreement with the Company's President if the Britannia and Cooksville conditional sales are completed.

Achievement of operating earnings in 2003 will be dependent on completing the conditional sales that are currently in place.

Future tax provisions against earnings will reflect the lower tax rates that have been announced by the Federal and Ontario Governments.

Cash expenditures on properties will primarily relate to planning activities at the Britannia site and are expected to be lower in 2003 than in 2002. This however will be dependent upon how long the Ontario Municipal Board hearing continues and the rulings that are issued by the Board when a decision is reached.

FINANCIAL POSITION

Total assets at December 31, 2002 were $30,760,000 compared with $33,040,000 at December 31, 2001. Cash decreased by $2,542,000 mainly due to a distribution to shareholders of $5,345,000 which was offset by operating cash flows of $1,620,000 and proceeds from bank loans of $2,180,000. Land under development decreased by $4,228,000 primarily due to the cost of land sales that were recorded during the year and to reductions in carrying values. Land under development increased by $3,051,000 primarily due to spending on the Britannia site. Future income taxes increased by $612,000 largely due to a $642,000 provision relating to retiming of the sales of the Britannia and Burlington South properties and to a one year delay in the reduction in provincial income tax rates.

At December 31, 2002, total vendor take-back mortgage loans that were held by the Company amounted to $5,419,000 (December 31, 2001 – $11,754,000) and consisted of:

a) $5,339,000 (December 31, 2001 – $5,339,000) that were carried as receivables on the balance sheet. Included in this amount is a mortgage loan for $5,115,000 that is in default after the purchaser failed to make payment on the due date. Efforts are being made to reach a firm agreement to sell this property under a power of sale. Net proceeds are expected to be sufficient to recover the amounts outstanding on the mortgage.

b) $80,000 (December 31, 2001 – $6,415,000) that were not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date were less than 15%. The reduction resulted from the early repayment of a mortgage receivable of $6,335,000 that was received during the First Quarter of 2002. The associated costs relating to these transactions were included in land under development.

At December 31, 2002 the current status of the Company's real estate inventory was:

Municipality	Site	Saleable Acres	Current status
Mississauga	Cooksville	11	Conditional sale at $6.9 million
Mississauga	Britannia	221	Conditional sale at $28 million
Burlington	King Forest	35	Being marketed
Burlington	Burlington South	73	Conditional sale at $3.8 million
Milton	Urban	48	Being marketed
Milton	Rural	301	Under study

Liabilities at December 31, 2002 were $5,336,000 compared with $2,918,000 at December 31, 2001. Included in the December 31, 2002 liabilities were bank loans of $2,180,000 and deposits of $1,028,000 that have been received against future sales. The costs expected to be incurred on land that has been sold decreased by $1,057,000.

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

2002	Q1	Q2	Q3	Q4
Land sales	**$6,202**	**$ 390**	**$ -**	**$ 15**
Earnings/(losses) before income taxes	**2,115**	**(291)**	**(320)**	**(1,449)**
Income taxes provided/(recovered)	**692**	**(603)**	**(110)**	**(571)**
Net earnings/(loss)	**1,423**	**312**	**(210)**	**(878)**
Earnings/(loss) per share	**$0.04**	**$ 0.01**	**$ (0.01)**	**$ (0.02)**
Net cash received/(spent) on operating activities	**4,834**	**379**	**(1,423)**	**(2,170)**

2001	Q1	Q2	Q3	Q4
Land sales	$2,331	$2,559	$ 301	$ 433
Earnings before losses on investment and income taxes	758	347	(61)	(113)
Income taxes provided/(recovered)	319	820	(21)	(333)
Net earnings/(loss)	439	(473)	(40)	220
Earnings/(loss) per share	$ 0.01	$ (0.01)	$ (0.00)	$ 0.00
Net cash received/(spent) on operating activities	1,035	1,585	1,117	(491)

LIQUIDITY AND CAPITAL RESOURCES

Jannock Properties has a revolving credit facility of $10,000,000 that expires in March 2004. This facility covers the usage of operating loans and the issuance of letters of credit for commitments that have been made to cover development activities at various sites and is secured by certain land and an assignment of mortgages receivable. The current usage of the revolving credit facility is for term loans of $3,685,000 and outstanding letters of credit of $1,917,000. Jannock Properties believes that the credit facility is adequate to finance the company's operations.

DISTRIBUTIONS

In 2002, the Company distributed $5,345,000, equivalent to fifteen cents per share, to shareholders. No distributions were made to shareholders during 2001. Receipts from future land sales and from outstanding mortgage receivables will determine the timing and amount of future distributions.

CAPITAL REORGANIZATION

On May 9, 2002, the Company's capital was reorganized by Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A Special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the Company during the period. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.

Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

During 2002, the Company redeemed 15 of the 175 Class A special shares associated with each of the Class B common shares aggregating 534,478,980 shares at a cost of $5,345,000. The redemption cost has been charged against share capital. There are 160 Class A special shares associated with each Class B common share after the redemption.

RISKS AND UNCERTAINTIES

The value and profitability of the Company's real estate operations are affected by many factors including general economic conditions, local real estate markets, favourable zoning and demand for these types of properties within their particular market area. Jannock Properties attempts to minimize these risks by coordinating the development of its sites with the needs of the municipalities, the builders and future homeowners.

Mortgage receivables held by the Company are secured by a first charge against the real estate that has been sold but carry a risk that the builders or developers may not be able to honour their payment obligations. Jannock Properties minimizes this risk by dealing with financially stable builders who are knowledgeable of their markets.

As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants which may be present on its properties. Jannock Properties has had previous experience in the management of environmental issues and has been successful in remediating its McFarren and Cooksville sites. At this time, the Company believes that it will be able to address the environmental issues that have been identified at each of its remaining sites. These liabilities are not expected to have a material effect on the financial position of the Company.

An unfavourable decision on the Company's application to rezone the Britannia site to a mixture of residential and other uses will have a material impact on the value of this property and consequently the value of the Company. The Ontario Municipal Board hearing to adjudicate upon the land use proposals for this site commenced in September 2002 and ended in March 2003. The ruling by the board is not expected for at least a few months after that date. The City of Mississauga is vigorously opposing the Company's application to rezone this site.

The sale price for the Britannia site is subject to adjustments based on the final development plan for the site. A deposit of $1,000,000 was received for this transaction and is being held in trust. Subject to achievement of satisfactory zoning, closing of the sale is not expected to occur until later in 2003.

FINANCIAL RESULTS

MANAGEMENT'S RESPONSIBILITY

The accompanying financial statements are the responsibility of management and have been prepared in accordance with the accounting policies set out in the notes to the financial statements. Where necessary, management has made informed judgements and estimates in accounting for transactions that are not yet complete. Management is of the opinion that the financial statements are in accordance with Canadian generally accepted accounting principles.

Management maintains accounting systems and internal controls to provide reasonable assurance that assets are safeguarded and financial records are reliable.

The Audit Committee of the Board consists of all members of the Board of Directors excluding management and reviews accounting issues, internal controls, auditing matters and the annual financial statements with management and the auditors.

PricewaterhouseCoopers LLP have been engaged to examine the financial statements of the Company and to provide an independent opinion. Their report is presented with the financial statements.



BRIAN W. JAMIESON
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Jannock Properties Limited

We have audited the balance sheets of Jannock Properties Limited as at December 31, 2002 and 2001 and the statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



CHARTERED ACCOUNTANTS
Mississauga, Ontario, February 6, 2003

BALANCE SHEETS

As at December 31, 2002 and 2001
(in thousands of Canadian dollars)

	2002	2001
ASSETS		
Land under development (NOTE 3)	**$ 11,572**	$ 15,800
Land held for development (NOTE 4)	**7,128**	4,077
Mortgage receivable in default (NOTE 6)	**5,115**	-
Mortgage receivable (NOTE 6)	**224**	5,339
Future income taxes (NOTE 8)	**5,683**	5,071
Other assets	**2**	189
Cash and cash equivalents	**22**	2,564
Restricted cash held in trust	**1,014**	-
	$ 30,760	$ 33,040
LIABILITIES		
Bank loan (NOTE 9)	**2,180**	-
Accounts payable and accrued liabilities (NOTE 10)	**1,953**	2,813
Income taxes payable	**175**	92
Deposit on land sale	**1,028**	13
	5,336	2,918
SHAREHOLDERS' EQUITY		
Capital stock (NOTE 11)	**56,964**	62,309
Contributed surplus	**6,868**	6,868
Deficit	**(38,408)**	(39,055)
	25,424	30,122
	$ 30,760	$ 33,040

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors



Director



Director

STATEMENTS OF EARNINGS AND DEFICIT

For the years ended December 31, 2002 and 2001
(in thousands of Canadian dollars, except per share amounts)

	2002	2001
Land sales	$ 6,607	$ 5,624
Cost of sales	4,112	3,801
Provision for loss in value (NOTE 3)	1,561	142
	5,673	3,943
Gross profit	934	1,681
Interest and other income	333	440
General and administrative expenses	(1,212)	(1,190)
Income before income taxes	55	931
Income taxes provided (recovered) (NOTE 8)	(592)	785
Net earnings for the year	647	146
Deficit – Beginning of year	(39,055)	(39,201)
Deficit – End of year	(38,408)	(39,055)
Net earnings per share	$ 0.02	$ 0.00

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002 and 2001
(in thousands of Canadian dollars)

	2002	2001
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Cash receipts		
Receipts from land sales closed during the year	**$ 6,607**	$ 5,240
Collection of mortgages receivable	**-**	1,475
Interest received	**322**	294
Deposit received on land sale	**1,014**	-
Cash payments		
Real estate commissions	**-**	(52)
Expenditures on land development	**(5,088)**	(1,815)
Payments of assumed liabilities	**-**	(329)
Income taxes paid (net of refund of $73)	**57**	(114)
Other payments	**(1,288)**	(1,432)
Interest paid	**(4)**	(21)
	$ 1,620	$ 3,246
INVESTING ACTIVITIES		
Restricted cash held in trust	**(1,014)**	-
Other	**17**	-
	(997)	-
FINANCING ACTIVITIES		
Bank loan	**2,180**	(750)
Redemption of capital stock (NOTE 11)	**(5,345)**	-
	(3,165)	(750)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(2,542)**	2,496
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	**2,564**	68
CASH AND CASH EQUIVALENTS - END OF YEAR	**$ 22**	$ 2,564

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001
(in thousands of Canadian dollars)

1. THE COMPANY

Jannock Properties Limited (the "company" or "Jannock Properties") was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. Under the terms of an asset transfer agreement dated March 10, 2000, the company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. ("Jancor"), in exchange for 35,631,938 common shares of the company. Since the common shares of the company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the company and accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the company is an orderly disposition of the company's assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Land under development and land held for development

Land under development and land held for future development are carried at the lower of cost and net realizable value. Net realizable value represents the amount of estimated net sales proceeds, taking into account management's assumptions and projections for the development of the property and market conditions.

Capitalization of costs

The company capitalizes certain costs applicable to land under development and land held for future development. These costs include costs incurred during the development period, such as property taxes, specific interest, pre-development expenditures and servicing costs.

Recognition of revenue

Land sales under agreements of purchase and sale are recognized as income once all material conditions have been fulfilled and the company has received a down payment of a minimum 15% of the purchase price, and that is appropriate in the circumstances having regard to the financial resources of the purchaser. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.

Costing of land sales

Land, property taxes, interest and development and servicing costs are allocated on a net acreage basis to each phase of a development project.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized.

A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities represent estimates of amounts at which these assets and liabilities could be exchanged in an arm's length transaction between willing parties. The carrying amounts of financial assets and liabilities approximate their fair values, unless otherwise stated.

Environmental expenditures

The company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Use of estimates

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates that the company is required to make relate to determining the estimated cost to complete land sales and estimates of the net realizable value of land under and held for development. These estimates depend upon assumptions regarding future market conditions, development costs and carrying charges. Significant changes in assumptions could result in material changes in these estimates. Actual results could also differ from those estimates.

Earnings per share

Net earnings per share have been calculated using the weighted average number of common shares and Class B common shares outstanding during the year ended December 31, 2002 of 35,631,932 (2001 – 35,631,938 common shares).

3. LAND UNDER DEVELOPMENT

	2002	2001
Land acquisition costs	**$ 4,680**	$ 5,519
Property taxes and interest	**1,481**	1,498
Development and servicing costs	**5,411**	8,783
	$11,572	$15,800

During the year, the company recorded a provision for loss in value of $1,367 (2001 – $142) to write down the carrying value of two parcels of land under development to their estimated net realizable values and recorded a $194 provision (2001 – $nil) against other assets.

4. LAND HELD FOR DEVELOPMENT

	2002	2001
Land acquisition costs	$1,319	$1,675
Property taxes and interest	807	648
Pre-development expenditures	5,002	1,754
	$7,128	$4,077

5. CAPITALIZED COSTS

The following costs have been capitalized during the year:

	2002	2001
Property taxes	$ 708	$ 297
Interest	11	19
	$ 719	$ 316

These amounts were allocated as follows:

	2002	2001
Land under development	$ 425	$ 277
Land held for development	294	39
	$ 719	$ 316

6. MORTGAGES RECEIVABLE

a) Mortgage receivable in default

The mortgage receivable in default of $5,115 bears interest at 6%. No interest has been accrued during the year, as the mortgagee did not make scheduled interest payments when due. The company has commenced action to enforce its security under a power of sale, and the property has been listed for sale. Management believes that the net proceeds will be sufficient to recover amounts outstanding on the mortgage receivable.

b) Mortgage receivable

A mortgage receivable in the amount of $224 bears interest at 7.5% and is due in 2003.

7. JANCOR COMPANIES, INC.

During the year ended December 31, 2001, the company sold its equity interests in Jancor having a $nil carrying value in exchange for a 25% participation in any net proceeds to equity holders in the event Jancor is sold. No gain or loss was recognized on the sale of Jancor. Jancor is a private company for which no quoted market value is available, and it is not possible to predict what proceeds, if any, may be received in the future from the sale of this investment; accordingly, the estimated fair value of this participation right is not determinable.

8. INCOME TAXES

The company's income tax provision (recovery) is as follows:

	2002	2001
Current	$ 20	$ 23
Future	(612)	762
	$ (592)	$ 785

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rate with the company's income tax expense:

	2002	2001
Earnings before income taxes	$ 55	$ 931
Provision for income taxes at a combined basic rate of 38.6% (2001 – 41.8%)	21	389
Increase in income taxes resulting from		
Large Corporations Tax	20	23
Change in substantively enacted income tax rates on basis differences of land and mortgages receivable	(642)	542
Other	9	(169)
Income tax (recovery) expense	$ (592)	$ 785

The income tax effects of temporary differences are as follows:

	2002	2001
Future income tax assets		
Tax values of land and mortgages receivable in excess of carrying amounts	$ 3,817	$ 5,065
Benefit of loss carry-forwards	1,885	-
Other temporary differences – net	(19)	6
Loss relating to Jancor Companies, Inc.	12,400	12,400
Valuation allowance	(12,400)	(12,400)
Net future income tax assets	$ 5,683	$ 5,071

9. BANK LOAN

The company's revolving credit facility matures in March 2004. Borrowings under this facility bear interest at prime plus 1/4% and are secured by certain land under and held for development and an assignment of mortgages receivable. The total operating lines available under the facility are $10,000, of which $1,917 has been drawn in connection with letters of credit (note 12) and $2,180 in term loans.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001
Costs to complete land sold	$ 1,383	$ 2,440
Trade payables and accruals	570	373
	$ 1,953	$ 2,813

11. CAPITAL STOCK

On May 9, 2002, the company's capital was reorganized through amendment of the articles of the company. Pursuant to the special resolution authorizing the reorganization of the capital of the company, the authorized capital stock of the company includes an unlimited number of Class A special shares and an unlimited number of Class B common shares. Under the reorganization, each shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the company during the year.

During 2002, the company redeemed 15 of the 175 Class A special shares associated with each Class B common share aggregating 534,478,980 at a cost of $5,345. The redemption cost has been charged against capital stock. At December 31, 2002, there are 160 Class A special shares associated with each Class B common share outstanding.

The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

The following summarizes the changes in capital stock during the year:

	NUMBER OF SHARES			
	Common	Class B common	Class A special	Amount $
Issued and outstanding – December 31, 2000 and 2001	35,631,938	-	-	62,309
Purchased and cancelled during the year	(6)	-	-	-
Reorganization of capital stock	(35,631,932)	35,631,932	6,235,588,100	-
Redemption of Class A special shares	-	-	(534,478,980)	(5,345)
Issued and outstanding – December 31, 2002	-	35,631,932	5,701,109,120	56,964

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The company is from time to time involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The company is not aware of any claims or potential claims that would have a material effect on the financial position of the company.

Commitments

As at December 31, 2002, letters of credit in the amount of $1,917 (2001 – $4,317) have been provided to municipalities in support of the company's obligation to complete servicing requirements in connection with various land development projects.

13. SEGMENTED INFORMATION

The company's operations are in land development in the Greater Toronto Area. Substantially all land sales made in 2002 were made to two purchasers in the amounts of $6,200 and $390. Substantially all land sales were made to five purchasers in 2001 in the amounts of $1,701, $1,658, $855, $281 and $1,124.

CORPORATE AND INVESTOR INFORMATION

BOARD OF DIRECTORS

Ian C. B. Currie
Toronto, Ontario
Chairman of the Board
Jannock Properties Limited
Company Director

J. Lorne Braithwaite
Toronto, Ontario
Company Director

D. Mitchell Fasken
Toronto, Ontario
President
Jannock Properties Limited

Robert W. Korthals
Toronto, Ontario
Company Director

David P. Smith
Toronto, Ontario
Managing Partner
Enterprise Capital Management Inc.

OFFICERS OF THE COMPANY

Ian C. B. Currie
Chairman of the Board

D. Mitchell Fasken
President

Brian W. Jamieson
Chief Financial Officer and Secretary

ANNUAL MEETING
Jannock Properties Limited's Annual Meeting of Shareholders will be held on Friday, May 30, 2003 at 10:30 a.m. at:
The Washington/Ottawa Room,
Holiday Inn Mississauga,
2125 North Sheridan Way, Mississauga, Ontario.
All shareholders are encouraged to attend.

TRANSFER AGENT
Computershare Trust Company of Canada
Shareholder Service
100 University Avenue, Toronto, ON M5J 2Y1
Tel: 1-(800) 564-6253 or (514) 982-7270
e-mail: caregistryinfo@computershare.com

SHARE LISTING (UNITS)
TSX Venture Exchange: JPL.UN
Each unit currently consists of One Class B Common share and 160 Special Class A shares

SHARES OUTSTANDING
35,631,932 Class B Common Shares

SHARE TRADING INFORMATION
(per the TSX Venture Exchange)

	HIGH	LOW	CLOSE	VOLUME (thousands)
1st Quarter 2002	**1.15**	**0.98**	**1.10**	**2,060**
2nd Quarter 2002	**1.28**	**1.00**	**1.00**	**578**
3rd Quarter 2002	**1.25**	**0.90**	**0.98**	**197**
4th Quarter 2002	**1.10**	**0.75**	**0.80**	**88**
1st Quarter 2001	1.20	0.93	1.00	2,858
2nd Quarter 2001	1.30	1.00	1.05	1,212
3rd Quarter 2001	1.30	1.05	1.05	1,028
4th Quarter 2001	1.15	0.95	0.98	983

INVESTOR CONTACT
Brian W. Jamieson
Chief Financial Officer and Secretary
Tel: (905) 821-4464
Fax: (905) 821-1853
e-mail: bjamie@jannockproperties.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

BASIS OF PRESENTATION

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Company was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Company, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

RESULTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	2002	2001
Land sales	**$ 6,607**	$ 5,624
Earnings before income taxes	**55**	931
Income taxes provided/(recovered)	**(592)**	785
Net earnings	**647**	146
Earnings per share	**$ 0.02**	$ 0.00
Net cash received from operating activities	**1,620**	3,246

Land sales of $6,607,000 in 2002 included $390,000 for the Gloucester Drive site and $6,200,000 from the recognition of the sale of an 11-acre parcel at the McFarren site. The sale of the McFarren parcel was signed in late 2000 for $6,335,000 but, in accordance with the Company's accounting policy, was not recognized as a sale at that time as the down payment received was less than 15%. The reduction in price to $6,200,000 was a discount to reflect early payment.

Land sales of $5,624,000 in 2001 included $1,658,000 and $1,701,000 from the sale of two blocks at the Cooksville site, $855,000 and $281,000 from the sale of two blocks at the King Forest site and $1,124,000 from the recognition of sales arising from the collection of vendor mortgage loans that were held on the Tyandaga site.

Conditional agreements have been signed to sell three parcels of land:

- $28.0 million cash for the sale of the 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation conditional upon zoning for residential, office and institutional uses.
- $6.9 million, which includes a vendor take-back mortgage of $5.5 million, for an 11-acre apartment block at the Cooksville site in Mississauga.
- $3.8 million cash for the 73-acre Burlington South.

Closing of these sales is expected to occur later in 2003 but as these sales are conditional there can be no assurance that they will close or that sales values will be realized. A previously announced sale of a 48-acre residential site in Milton for $3.5 million has been terminated.

Gross profit on land sales in 2002 was $934,000 compared with $1,681,000 in 2001 reflecting the margins realized on different projects and the provisions of $1,561,000 that were recorded in 2002 to reduce the carrying value of some of the Burlington properties and some accounts receivables to net realizable value. General and administrative expenses in 2002 amounted to $1,212,000 compared with $1,190,000 in 2001. Included in 2001 were recoveries of $202,000 relating to reversals of excess accruals arising from the settlement of litigation. Interest and other income of $333,000 in 2002 included a deposit of $250,000 that was forfeited by a buyer on an uncompleted sale of one of the Burlington sites. In 2001, interest and other income of $440,000 included $26,000 of imputed interest relating to interest free periods on mortgage receivables.

Income tax recoveries of $592,000 in 2002 included adjustments of approximately $642,000 to reflect the tax rates expected to be in effect when the sales of the Britannia and Burlington South sites are recognized and to recognize a one year delay in the scheduled reductions in corporate income tax rates in the Province of Ontario. Income tax provisions in 2001 were $785,000 and included approximately $542,000 to reflect the reduction in the future income tax asset on the balance sheet resulting from the decline in income tax rates that were announced by the Ontario Government in 2001.

CASH FLOWS

Cash provided by operating activities in 2002 amounted to $1,620,000 compared to $3,246,000 in 2001. Cash receipts in 2002 of $7,943,000 included a $1,000,000 deposit received on the conditional sale of the Britannia site and were $934,000 higher than in 2001. Cash expenditures in 2002 of $6,323,000 were $2,560,000 higher than in 2001 mainly due to spending that relates to the Ontario Municipal Board hearing on the future of the Britannia site.

Cash outflows for investing purposes in 2002 mainly consisted of a deposit of $1,000,000 that is being held in trust for the conditional sale of the Britannia site.

Cash outflows for financing activities in 2002 consisted of a distribution to shareholders of $5,345,000 and proceeds from bank loans of $2,180,000. In 2001 cash flows for financing activities consisted of the repayment of bank loans of $750,000.

JANCOR COMPANIES, INC. ("JANCOR")

The Company sold its equity interest in Jancor Companies, Inc. (Jancor), a US manufacturer of residential vinyl siding, windows and, outdoor furniture, in 2001. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds to the current equity holders if and when they decide to sell their interest in Jancor. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

Financial results for Jancor show that it has achieved earnings before interest, taxes, depreciation and amortization of approximately US$25 million in each of the last two years. Based on these results, Jancor reduced its ongoing debt obligations to approximately US$50 million. This indicates that Jancor may produce some value for Jannock Properties in the future providing cash flows are maintained. The business faces considerable uncertainties in the future from the impact of increased oil prices on the cost of resin and the depressed level of activity in the US markets. The owners have indicated that they have no intention of seeking a buyer for Jancor for some time. It is therefore not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future.

The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

OUTLOOK

A successful completion of the three conditional sales that are currently in place would result in revenues of approximately $39 million and would generate sufficient cash to enable a significant distribution to be made to shareholders. In addition, the Company is currently using real estate brokers to market industrial land in Burlington. It is not possible to predict the amount and timing of revenues that may be generated from any sales of these properties nor whether down payments will be sufficient for them to be recorded as sales when agreements are completed.

General and administrative expenses will be reduced in 2003 as the size of the Company reduces and are expected to be significantly lower than in 2002. This reduction may however, be more than offset by incentive bonuses that would be earned under the employment agreement with the Company's President if the Britannia and Cooksville conditional sales are completed.

Achievement of operating earnings in 2003 will be dependent on completing the conditional sales that are currently in place.

Future tax provisions against earnings will reflect the lower tax rates that have been announced by the Federal and Ontario Governments.

Cash expenditures on properties will primarily relate to planning activities at the Britannia site and are expected to be lower in 2003 than in 2002. This however will be dependent upon how long the Ontario Municipal Board hearing continues and the rulings that are issued by the Board when a decision is reached.

FINANCIAL POSITION

Total assets at December 31, 2002 were $30,760,000 compared with $33,040,000 at December 31, 2001. Cash decreased by $2,542,000 mainly due to a distribution to shareholders of $5,345,000 which was offset by operating cash flows of $1,620,000 and proceeds from bank loans of $2,180,000. Land under development decreased by $4,228,000 primarily due to the cost of land sales that were recorded during the year and to reductions in carrying values. Land under development increased by $3,051,000 primarily due to spending on the Britannia site. Future income taxes increased by $612,000 largely due to a $642,000 provision relating to retiming of the sales of the Britannia and Burlington South properties and to a one year delay in the reduction in provincial income tax rates.

At December 31, 2002, total vendor take-back mortgage loans that were held by the Company amounted to $5,419,000 (December 31, 2001 – $11,754,000) and consisted of:

a) $5,339,000 (December 31, 2001 – $5,339,000) that were carried as receivables on the balance sheet. Included in this amount is a mortgage loan for $5,115,000 that is in default after the purchaser failed to make payment on the due date. Efforts are being made to reach a firm agreement to sell this property under a power of sale. Net proceeds are expected to be sufficient to recover the amounts outstanding on the mortgage.

b) $80,000 (December 31, 2001 – $6,415,000) that were not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date were less than 15%. The reduction resulted from the early repayment of a mortgage receivable of $6,335,000 that was received during the First Quarter of 2002. The associated costs relating to these transactions were included in land under development.

At December 31, 2002 the current status of the Company's real estate inventory was:

Municipality	Site	Saleable Acres	Current status
Mississauga	Cooksville	11	Conditional sale at $6.9 million
Mississauga	Britannia	221	Conditional sale at $28 million
Burlington	King Forest	35	Being marketed
Burlington	Burlington South	73	Conditional sale at $3.8 million
Milton	Urban	48	Being marketed
Milton	Rural	301	Under study

Liabilities at December 31, 2002 were $5,336,000 compared with $2,918,000 at December 31, 2001. Included in the December 31, 2002 liabilities were bank loans of $2,180,000 and deposits of $1,028,000 that have been received against future sales. The costs expected to be incurred on land that has been sold decreased by $1,057,000.

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

2002	Q1	Q2	Q3	Q4
Land sales	**$6,202**	**$ 390**	**$ -**	**$ 15**
Earnings/(losses) before income taxes	**2,115**	**(291)**	**(320)**	**(1,449)**
Income taxes provided/(recovered)	**692**	**(603)**	**(110)**	**(571)**
Net earnings/(loss)	**1,423**	**312**	**(210)**	**(878)**
Earnings/(loss) per share	**$0.04**	**$ 0.01**	**$ (0.01)**	**$ (0.02)**
Net cash received/(spent) on operating activities	**4,834**	**379**	**(1,423)**	**(2,170)**

2001	Q1	Q2	Q3	Q4
Land sales	$2,331	$2,559	$ 301	$ 433
Earnings before losses on investment and income taxes	758	347	(61)	(113)
Income taxes provided/(recovered)	319	820	(21)	(333)
Net earnings/(loss)	439	(473)	(40)	220
Earnings/(loss) per share	$ 0.01	$ (0.01)	$ (0.00)	$ 0.00
Net cash received/(spent) on operating activities	1,035	1,585	1,117	(491)

LIQUIDITY AND CAPITAL RESOURCES

Jannock Properties has a revolving credit facility of $10,000,000 that expires in March 2004. This facility covers the usage of operating loans and the issuance of letters of credit for commitments that have been made to cover development activities at various sites and is secured by certain land and an assignment of mortgages receivable. The current usage of the revolving credit facility is for term loans of $3,685,000 and outstanding letters of credit of $1,917,000. Jannock Properties believes that the credit facility is adequate to finance the company's operations.

DISTRIBUTIONS

In 2002, the Company distributed $5,345,000, equivalent to fifteen cents per share, to shareholders. No distributions were made to shareholders during 2001. Receipts from future land sales and from outstanding mortgage receivables will determine the timing and amount of future distributions.

CAPITAL REORGANIZATION

On May 9, 2002, the Company's capital was reorganized by Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A Special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the Company during the period. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.

Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

During 2002, the Company redeemed 15 of the 175 Class A special shares associated with each of the Class B common shares aggregating 534,478,980 shares at a cost of $5,345,000. The redemption cost has been charged against share capital. There are 160 Class A special shares associated with each Class B common share after the redemption.

RISKS AND UNCERTAINTIES

The value and profitability of the Company's real estate operations are affected by many factors including general economic conditions, local real estate markets, favourable zoning and demand for these types of properties within their particular market area. Jannock Properties attempts to minimize these risks by coordinating the development of its sites with the needs of the municipalities, the builders and future homeowners.

Mortgage receivables held by the Company are secured by a first charge against the real estate that has been sold but carry a risk that the builders or developers may not be able to honour their payment obligations. Jannock Properties minimizes this risk by dealing with financially stable builders who are knowledgeable of their markets.

As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants which may be present on its properties. Jannock Properties has had previous experience in the management of environmental issues and has been successful in remediating its McFarren and Cooksville sites. At this time, the Company believes that it will be able to address the environmental issues that have been identified at each of its remaining sites. These liabilities are not expected to have a material effect on the financial position of the Company.

An unfavourable decision on the Company's application to rezone the Britannia site to a mixture of residential and other uses will have a material impact on the value of this property and consequently the value of the Company. The Ontario Municipal Board hearing to adjudicate upon the land use proposals for this site commenced in September 2002 and ended in March 2003. The ruling by the board is not expected for at least a few months after that date. The City of Mississauga is vigorously opposing the Company's application to rezone this site.

The sale price for the Britannia site is subject to adjustments based on the final development plan for the site. A deposit of $1,000,000 was received for this transaction and is being held in trust. Subject to achievement of satisfactory zoning, closing of the sale is not expected to occur until later in 2003.

FINANCIAL RESULTS

MANAGEMENT'S RESPONSIBILITY

The accompanying financial statements are the responsibility of management and have been prepared in accordance with the accounting policies set out in the notes to the financial statements. Where necessary, management has made informed judgements and estimates in accounting for transactions that are not yet complete. Management is of the opinion that the financial statements are in accordance with Canadian generally accepted accounting principles.

Management maintains accounting systems and internal controls to provide reasonable assurance that assets are safeguarded and financial records are reliable.

The Audit Committee of the Board consists of all members of the Board of Directors excluding management and reviews accounting issues, internal controls, auditing matters and the annual financial statements with management and the auditors.

PricewaterhouseCoopers LLP have been engaged to examine the financial statements of the Company and to provide an independent opinion. Their report is presented with the financial statements.



BRIAN W. JAMIESON
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Jannock Properties Limited

We have audited the balance sheets of Jannock Properties Limited as at December 31, 2002 and 2001 and the statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



CHARTERED ACCOUNTANTS
Mississauga, Ontario, February 6, 2003

BALANCE SHEETS

As at December 31, 2002 and 2001
(in thousands of Canadian dollars)

	2002	2001
ASSETS		
Land under development (NOTE 3)	**$ 11,572**	$ 15,800
Land held for development (NOTE 4)	**7,128**	4,077
Mortgage receivable in default (NOTE 6)	**5,115**	-
Mortgage receivable (NOTE 6)	**224**	5,339
Future income taxes (NOTE 8)	**5,683**	5,071
Other assets	**2**	189
Cash and cash equivalents	**22**	2,564
Restricted cash held in trust	**1,014**	-
	$ 30,760	$ 33,040
LIABILITIES		
Bank loan (NOTE 9)	**2,180**	-
Accounts payable and accrued liabilities (NOTE 10)	**1,953**	2,813
Income taxes payable	**175**	92
Deposit on land sale	**1,028**	13
	5,336	2,918
SHAREHOLDERS' EQUITY		
Capital stock (NOTE 11)	**56,964**	62,309
Contributed surplus	**6,868**	6,868
Deficit	**(38,408)**	(39,055)
	25,424	30,122
	$ 30,760	$ 33,040

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors



Director



Director

STATEMENTS OF EARNINGS AND DEFICIT

For the years ended December 31, 2002 and 2001

(in thousands of Canadian dollars, except per share amounts)

	2002	2001
Land sales	**$ 6,607**	$ 5,624
Cost of sales	**4,112**	3,801
Provision for loss in value (NOTE 3)	**1,561**	142
	5,673	3,943
Gross profit	**934**	1,681
Interest and other income	**333**	440
General and administrative expenses	**(1,212)**	(1,190)
Income before income taxes	**55**	931
Income taxes provided (recovered) (NOTE 8)	**(592)**	785
Net earnings for the year	**647**	146
Deficit – Beginning of year	**(39,055)**	(39,201)
Deficit – End of year	**(38,408)**	(39,055)
Net earnings per share	**$ 0.02**	$ 0.00

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002 and 2001
(in thousands of Canadian dollars)

	2002	2001
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Cash receipts		
Receipts from land sales closed during the year	**$ 6,607**	$ 5,240
Collection of mortgages receivable	**-**	1,475
Interest received	**322**	294
Deposit received on land sale	**1,014**	-
Cash payments		
Real estate commissions	**-**	(52)
Expenditures on land development	**(5,088)**	(1,815)
Payments of assumed liabilities	**-**	(329)
Income taxes paid (net of refund of $73)	**57**	(114)
Other payments	**(1,288)**	(1,432)
Interest paid	**(4)**	(21)
	$ 1,620	$ 3,246
INVESTING ACTIVITIES		
Restricted cash held in trust	**(1,014)**	-
Other	**17**	-
	(997)	-
FINANCING ACTIVITIES		
Bank loan	**2,180**	(750)
Redemption of capital stock (NOTE 11)	**(5,345)**	-
	(3,165)	(750)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(2,542)**	2,496
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	**2,564**	68
CASH AND CASH EQUIVALENTS - END OF YEAR	**$ 22**	$ 2,564

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001
(in thousands of Canadian dollars)

1. THE COMPANY

Jannock Properties Limited (the "company" or "Jannock Properties") was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. Under the terms of an asset transfer agreement dated March 10, 2000, the company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. ("Jancor"), in exchange for 35,631,938 common shares of the company. Since the common shares of the company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the company and accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the company is an orderly disposition of the company's assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Land under development and land held for development

Land under development and land held for future development are carried at the lower of cost and net realizable value. Net realizable value represents the amount of estimated net sales proceeds, taking into account management's assumptions and projections for the development of the property and market conditions.

Capitalization of costs

The company capitalizes certain costs applicable to land under development and land held for future development. These costs include costs incurred during the development period, such as property taxes, specific interest, pre-development expenditures and servicing costs.

Recognition of revenue

Land sales under agreements of purchase and sale are recognized as income once all material conditions have been fulfilled and the company has received a down payment of a minimum 15% of the purchase price, and that is appropriate in the circumstances having regard to the financial resources of the purchaser. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.

Costing of land sales

Land, property taxes, interest and development and servicing costs are allocated on a net acreage basis to each phase of a development project.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized.

A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities represent estimates of amounts at which these assets and liabilities could be exchanged in an arm's length transaction between willing parties. The carrying amounts of financial assets and liabilities approximate their fair values, unless otherwise stated.

Environmental expenditures

The company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Use of estimates

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates that the company is required to make relate to determining the estimated cost to complete land sales and estimates of the net realizable value of land under and held for development. These estimates depend upon assumptions regarding future market conditions, development costs and carrying charges. Significant changes in assumptions could result in material changes in these estimates. Actual results could also differ from those estimates.

Earnings per share

Net earnings per share have been calculated using the weighted average number of common shares and Class B common shares outstanding during the year ended December 31, 2002 of 35,631,932 (2001 – 35,631,938 common shares).

3. LAND UNDER DEVELOPMENT

	2002	2001
Land acquisition costs	**$ 4,680**	$ 5,519
Property taxes and interest	**1,481**	1,498
Development and servicing costs	**5,411**	8,783
	$11,572	$15,800

During the year, the company recorded a provision for loss in value of $1,367 (2001 – $142) to write down the carrying value of two parcels of land under development to their estimated net realizable values and recorded a $194 provision (2001 – $nil) against other assets.

4. LAND HELD FOR DEVELOPMENT

	2002	2001
Land acquisition costs	**$1,319**	$1,675
Property taxes and interest	**807**	648
Pre-development expenditures	**5,002**	1,754
	$7,128	$4,077

5. CAPITALIZED COSTS

The following costs have been capitalized during the year:

	2002	2001
Property taxes	**$ 708**	$ 297
Interest	**11**	19
	$ 719	$ 316

These amounts were allocated as follows:

	2002	2001
Land under development	**$ 425**	$ 277
Land held for development	**294**	39
	$ 719	$ 316

6. MORTGAGES RECEIVABLE

a) Mortgage receivable in default

The mortgage receivable in default of $5,115 bears interest at 6%. No interest has been accrued during the year, as the mortgagee did not make scheduled interest payments when due. The company has commenced action to enforce its security under a power of sale, and the property has been listed for sale. Management believes that the net proceeds will be sufficient to recover amounts outstanding on the mortgage receivable.

b) Mortgage receivable

A mortgage receivable in the amount of $224 bears interest at 7.5% and is due in 2003.

7. JANCOR COMPANIES, INC.

During the year ended December 31, 2001, the company sold its equity interests in Jancor having a $nil carrying value in exchange for a 25% participation in any net proceeds to equity holders in the event Jancor is sold. No gain or loss was recognized on the sale of Jancor. Jancor is a private company for which no quoted market value is available, and it is not possible to predict what proceeds, if any, may be received in the future from the sale of this investment; accordingly, the estimated fair value of this participation right is not determinable.

8. INCOME TAXES

The company's income tax provision (recovery) is as follows:

	2002	2001
Current	$ 20	$ 23
Future	(612)	762
	$ (592)	$ 785

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rate with the company's income tax expense:

Earnings before income taxes	$ 55	$ 931
Provision for income taxes at a combined basic rate of 38.6% (2001 - 41.8%)	21	389
Increase in income taxes resulting from		
Large Corporations Tax	20	23
Change in substantively enacted income tax rates on basis differences of land and mortgages receivable	(642)	542
Other	9	(169)
Income tax (recovery) expense	$ (592)	$ 785

The income tax effects of temporary differences are as follows:

Future income tax assets		
Tax values of land and mortgages receivable in excess of carrying amounts	$ 3,817	$ 5,065
Benefit of loss carry-forwards	1,885	-
Other temporary differences - net	(19)	6
Loss relating to Jancor Companies, Inc.	12,400	12,400
Valuation allowance	(12,400)	(12,400)
Net future income tax assets	$ 5,683	$ 5,071

9. BANK LOAN

The company's revolving credit facility matures in March 2004. Borrowings under this facility bear interest at prime plus 1/4% and are secured by certain land under and held for development and an assignment of mortgages receivable. The total operating lines available under the facility are $10,000, of which $1,917 has been drawn in connection with letters of credit (note 12) and $2,180 in term loans.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001
Costs to complete land sold	$ 1,383	$ 2,440
Trade payables and accruals	570	373
	$ 1,953	$ 2,813

11. CAPITAL STOCK

On May 9, 2002, the company's capital was reorganized through amendment of the articles of the company. Pursuant to the special resolution authorizing the reorganization of the capital of the company, the authorized capital stock of the company includes an unlimited number of Class A special shares and an unlimited number of Class B common shares. Under the reorganization, each shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the company during the year.

During 2002, the company redeemed 15 of the 175 Class A special shares associated with each Class B common share aggregating 534,478,980 at a cost of $5,345. The redemption cost has been charged against capital stock. At December 31, 2002, there are 160 Class A special shares associated with each Class B common share outstanding.

The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

The following summarizes the changes in capital stock during the year:

	NUMBER OF SHARES			
	Common	**Class B common**	**Class A special**	**Amount $**
Issued and outstanding – December 31, 2000 and 2001	35,631,938	-	-	62,309
Purchased and cancelled during the year	(6)	-	-	-
Reorganization of capital stock	(35,631,932)	35,631,932	6,235,588,100	-
Redemption of Class A special shares	-	-	(534,478,980)	(5,345)
Issued and outstanding – December 31, 2002	-	35,631,932	5,701,109,120	56,964

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The company is from time to time involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The company is not aware of any claims or potential claims that would have a material effect on the financial position of the company.

Commitments

As at December 31, 2002, letters of credit in the amount of $1,917 (2001 – $4,317) have been provided to municipalities in support of the company's obligation to complete servicing requirements in connection with various land development projects.

13. SEGMENTED INFORMATION

The company's operations are in land development in the Greater Toronto Area. Substantially all land sales made in 2002 were made to two purchasers in the amounts of $6,200 and $390. Substantially all land sales were made to five purchasers in 2001 in the amounts of $1,701, $1,658, $855, $281 and $1,124.

JANNOCK PROPERTIES LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF CLASS B COMMON SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the Class B common shareholders of JANNOCK PROPERTIES LIMITED (the "Corporation") will be held at the Washington/Ottawa Room - Holiday Inn, 2125 North Sheridan Way, Mississauga, Ontario on Friday, the 30th day of May, 2003 at the hour of 10:30 o'clock in the morning (Mississauga time), for the following purposes:

1. To receive the balance sheet of the Corporation as at December 31, 2002 and the statements of operations and deficit and cash flows for the year then ended together with the reports of the directors and auditors thereon.

2. To appoint auditors.

3. To authorize the directors to fix the remuneration of such auditors.

4. To elect five directors.

5. To consider and, if thought fit, to pass an ordinary resolution authorizing the continuation of the Corporation's Shareholder Protection Rights Plan (the text of which resolution is set out in Schedule A to the management information circular for the Meeting).

6. To transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Mississauga, Ontario this 1st day of April, 2003.

BY ORDER OF THE BOARD

Brian W. Jamieson
Chief Financial Officer and Secretary

NOTE: If you are unable to be personally present at the Meeting, kindly date, complete, sign and return the enclosed form of proxy in the envelope provided for that purpose. A signed proxy must be delivered by postal or other delivery to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or to the Secretary of the Corporation at the Corporation's executive office at 2121 Britannia Road West, Unit 2, Streetsville, Ontario, L5M 2G6, not later than the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, or by depositing it with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

JANNOCK PROPERTIES LIMITED

MANAGEMENT INFORMATION CIRCULAR

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of JANNOCK PROPERTIES LIMITED (the "Corporation") for use at the annual and special meeting (the "Meeting") of the Class B common shareholders of the Corporation to be held at the Washington/Ottawa Room - Holiday Inn, 2125 North Sheridan Way, Mississauga, Ontario on Friday, the 30th day of May, 2003 at the hour of 10:30 o'clock in the morning (Mississauga time) and at any adjournment or adjournments thereof for the purposes set forth in the notice of the meeting, a copy of which accompanies this management information circular (the "Notice of Meeting").

PROXIES

THE ENCLOSED PROXY IS BEING SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the cost of such solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but regular employees of the Corporation may also solicit proxies by telephone or in person.

A shareholder has the right to appoint as his or her proxyholder a person (who need not be a shareholder), other than the persons designated in the form of proxy accompanying this circular, to attend and to act on his or her behalf at the Meeting. A shareholder may do so by inserting the name of such person in the blank space provided in the proxy and striking out the other names or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or to the Secretary of the Corporation at the Corporation's executive office at 2121 Britannia Road West, Unit 2, Streetsville, Ontario, L5M 2G6, not later than the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, or by depositing it with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

A shareholder executing the enclosed form of proxy has the right to revoke it under section 110(4) of the *Business Corporations Act* (Ontario) (the "Act"). A shareholder may revoke a proxy by: (i) depositing an instrument in writing executed by him or her or by his or her attorney authorized by a document that is signed in writing or by electronic signature; (ii) by transmitting by telephonic or electronic means, a revocation that is signed by electronic signature; or (iii) in any other manner permitted by law. The instrument or the revocation must be received: (i) at the registered office of the Corporation at 1 First Canadian Place, 100 King Street West, Suite 4200, Toronto, Ontario, M5X 1B2 attention: Corporate Secretary, Jannock Properties Limited (or by fax at (416) 863-4592), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, at which the proxy is to be used; or (ii) by the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

The Class B common shares of the Corporation (the "Common Shares") represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING WITH RESPECT TO THE APPOINTMENT OF AUDITORS AND/OR THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS AND/OR THE ELECTION OF DIRECTORS, SUCH COMMON SHARES WILL BE VOTED IN RESPECT OF SUCH MATTERS. IF A CHOICE IS NOT SPECIFIED BY A SHAREHOLDER WITH RESPECT TO THE RESOLUTION REFERRED TO IN PARAGRAPH 4 OF THE NOTICE OF MEETING APPROVING THE CONTINUATION OF THE CORPORATION'S SHAREHOLDER PROTECTION RIGHTS PLAN, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF SUCH MATTER.**

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters properly come before the Meeting or any adjournment or adjournments thereof, the enclosed form of proxy confers authority to vote on such amendments or variations or such other matters according to the discretion of the proxyholder. Management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

In many cases, Common Shares beneficially owned by a shareholder (a "Non-Registered Holder") are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirement of National Instrument 54-101 entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer" of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this management information circular, the proxies and the Corporation's 2002 annual report (which includes the management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive the Meeting Materials. Non-Registered Holders that have not waived the right to receive Meeting Materials will either: (a) be given a proxy; or (b) more typically, be given a request for voting instructions. The purpose of these documents is to permit Non-Registered Holders to direct the voting of Common Shares that they beneficially own. If a Non-Registered Holder receives either a proxy or a request for voting instructions and wishes to attend and vote at the Meeting in person, the Non-Registered Holder should insert the name of the Non-Registered Holder in the space provided on the proxy or the request for voting instructions to appoint itself as proxyholder and return same in the envelope provided. A Non-Registered Holder should not otherwise complete the proxy or the request for voting instructions as such Non-Registered Holder's vote will be taken at the Meeting. If a Non-Registered Holder is to vote at the Meeting, they should register with the Corporation's transfer agent upon arriving at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares are the only class of shares entitled to vote at the Meeting. As at the date hereof, 35,631,932 Common Shares are outstanding, each carrying the right to one vote per share at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to the issued and outstanding Common Shares as at the date hereof are the following:

Name of Holder	Number of Common Shares	Percentage of Outstanding Common Shares
Burgundy Asset Management Ltd.	4,059,150	11.39%
Mackenzie Financial Corporation	4,012,450	11.26%
Enterprise Capital Management Inc.	5,878,175	16.50%

The number of Common Shares owned by Mackenzie Financial Corporation ("Mackenzie") identified above is given as at March 24, 2003. Various accounts managed by Mackenzie held, in the aggregate, 4,012,450 Common Shares representing approximately 11.26% of outstanding Common Shares. Mackenzie owns the Common Shares in the ordinary course of business and not with the purpose or effect of changing or influencing control of the Corporation.

As at the date hereof, Canadian Depository for Securities Ltd. ("CDS") is the registered owner of 30,854,126 Common Shares which represents approximately 86.59% of the outstanding Common Shares. The directors and senior officers of the Corporation understand that CDS is a nominee but, except as set out above, are not aware whether any person or corporation on whose behalf such shares are held beneficially owns or exercises control or direction over more than 10% of the outstanding Common Shares.

The record date for the determination of shareholders entitled to receive notice of the Meeting is the close of business on April 15, 2003 (the "Record Date"). In accordance with the provisions of the Act, the Corporation will prepare a list of holders of Common Shares as of the Record Date not later than 10 days after the Record Date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting except to the extent that: (a) the shareholder has transferred any of his or her Common Shares after the Record Date; and (b) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares; and demands not later than 10 days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

ELECTION OF DIRECTORS

The Articles of the Corporation provide for a minimum of one director and a maximum of 20 directors. As a public company, however, the Corporation is legally required to have not fewer than three directors. The precise number of directors of the Corporation within the minimum/maximum range has been fixed by the directors at five.

The following are the names of the persons who are proposed as nominees for election as directors of the Corporation: Ian C. B. Currie, J. Lorne Braithwaite, D. Mitchell Fasken, Robert W. Korthals and David P. Smith. The term of office of each person elected as a director of the Corporation will be until the next annual meeting of the shareholders of the Corporation or until his successor is elected or appointed.

Unless authority to vote is withheld, the persons named in the enclosed form of proxy intend to vote in favour of the election to the board of directors of the nominees whose names are mentioned above. Management does not contemplate that any of such nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote for another nominee as management may recommend unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting in the election of directors.

INFORMATION CONCERNING DIRECTORS

Name and Office	Present Principal Occupation	Year First Became a Director	Approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised as at April 1, 2003
IAN C.B. CURRIE[1] Chairman of the Board and Director *Toronto, Ontario*	Company Director	2000	35,977
J. LORNE BRAITHWAITE[2] Director *Thornhill, Ontario*	Company Director and Venture Capital Investor	2000	18,349
D. MITCHELL FASKEN[3] President and Director *Mississauga, Ontario*	President of the Corporation	2001	45,800
ROBERT W. KORTHALS[4] Director *Toronto, Ontario*	Company Director	2000	14,457
DAVID P. SMITH[5] Director *Toronto, Ontario*	Managing Partner, Enterprise Capital Management Inc. (investment company)	2000	50,000[6]

NOTES:

(1) Mr. Ian C. B. Currie, Q.C. was Chairman of Jannock Limited from 1999 to 2000. Mr. Currie was counsel at Fraser Milner Casgrain LLP (a law firm) from 1998 to 2001 and prior to 1998, he was managing partner of Fraser & Beatty (as it was then known). He is currently a director of companies.

(2) Mr. J. Lorne Braithwaite was President and Chief Executive Officer of Cambridge Shopping Centres Limited, a national real estate investment company, until February 2001. He is currently a director of companies and a venture capital investor.

(3) Mr. D. Mitchell Fasken has been President of the Corporation since March 2000. Prior to that time he was Vice President - Real Estate of Jannock Properties, the real estate development business of Jannock Limited.

(4) Mr. Robert W. Korthals has been a business consultant and a director of companies for the preceding five years.

(5) Mr. David P. Smith has been a Managing Partner of Enterprise Capital Management Inc. for the preceding five years. Prior to employment with Enterprise Capital Management Inc., Mr. Smith was Vice-President and Director of Richardson Greenshields.

(6) Enterprise Management Capital Inc. beneficially owns 5,878,175 Common Shares, being 16.50% of the outstanding Common Shares.

As of April 1, 2003, the total number of Common Shares held by the board of directors of the Corporation was 164,583, of which 118,783 are held by non-employee members of the board of directors.

The Corporation is required to have an Audit Committee. The members of the Audit Committee are Ian C. B. Currie, J. Lorne Braithwaite, Robert W. Korthals and David P. Smith. The Corporation does not have a Compensation Committee or an Executive Committee.

During the year ended December 31, 2002, the board of directors of the Corporation met on seven occasions, and the audit committee met on four occasions. Each member of the board of directors and the audit committee attended each of the meetings of the board of directors and the audit committee, as applicable.

EXECUTIVE COMPENSATION

Summary Compensation Table

The Corporation was incorporated on December 14, 1999 and commenced operations on March 10, 2000 following the transfer by Jannock Limited ("Jannock") to the Corporation of substantially all of Jannock's real estate development business together with all the shares of Jancor Companies, Inc. held by Jannock (collectively, the "Predecessor Business") pursuant to a plan of arrangement which became effective upon the filing of articles of arrangement on March 10, 2000. The Corporation completed its first year of operations on December 31, 2000. The following table sets forth: (i) all compensation paid to the President of the Corporation during the year ended December 31, 2000 by Jannock in respect of services rendered to the Predecessor Business up to and including March 10, 2000 and by the Corporation in respect of services rendered to the Corporation after March 10, 2000; and (ii) all compensation paid to the President of the Corporation during the years ended December 31, 2001 and December 31, 2002 by the Corporation in respect of services rendered to the Corporation. The table also sets forth all compensation paid to the Chief Financial Officer and Secretary of the Corporation by the Corporation: (i) during the year ended December 31, 2000 in respect of services rendered to the

Corporation after March 10, 2000; and (ii) during the years ended December 31, 2001 and December 31, 2002 in respect of services rendered to the Corporation.

The President and the Chief Financial Officer and Secretary are the only two officers of the Corporation whose total salary and bonus exceeded $100,000 for the years ended December 31, 2000, December 31, 2001 and December 31, 2002 in respect of services rendered to the Corporation.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)[1]	Other Annual Compensation ($)		
D. MITCHELL FASKEN President	2002	212,180	-	9,778	-	13,500
	2001	206,000	84,307	9,700	-	13,500
	2000	200,000	43,890	8,348	-	22,780
BRIAN W. JAMIESON Chief Financial Officer and Secretary	2002	126,875	-	-	-	-
	2001	151,136	-	-	-	-
	2000	200,765[2]	-	-	-	-

NOTES:

(1) Bonuses earned in respect of any given financial year are determined and paid in the following year.

(2) Prior to March 10, 2000, Mr. Jamieson was the Vice President, Finance and Chief Financial Officer of Jannock Limited. The annual compensation shown for Mr. Jamieson in respect of the 2000 financial year is only in respect of the period after March 10, 2000.

Employment Contracts

The Corporation has entered into an executive employment agreement dated as of March 10, 2000 and amended on September 4, 2001 (the "Fasken Agreement") with Mr. D. Mitchell Fasken to serve as President of the Corporation. Pursuant to the Fasken Agreement, Mr. Fasken is entitled to receive a base salary which is currently $212,180 per annum plus an incentive bonus pertaining to the sale of properties based on a formula set out in the agreement. Mr. Fasken is also entitled to receive certain benefits, including a leased vehicle, a club membership, a monthly contribution to his registered retirement savings plan and participation in the Corporation's benefits plans. In the event of termination of his employment within five years of March 10, 2000 for any reason other than for cause or by reason of death or disability, Mr. Fasken is entitled to receive a lump sum payment of $375,000, plus his incentive bonus entitlement. If such termination occurs more than five years after March 10, 2000, Mr. Fasken is entitled to receive a lump sum payment of $250,000, plus his incentive bonus entitlement. In the event of a change of control of the Corporation within five years of March 10, 2000 (including a sale by the Corporation of all or substantially all of its assets and the assignment of the Fasken Agreement to the purchaser thereof, or if any person becomes the beneficial owner of or acquires the right to control or direct one-third or more of the voting securities of the Corporation in any manner), Mr. Fasken is entitled to receive the greater of: (i) $550,000; and (ii) the incentive bonus relating to unsold properties at that time; if his employment is subsequently terminated other than for cause or by reason of death or if he is not offered employment by the purchaser on substantially the same or better terms as set out in the Fasken Agreement.

The Corporation has also entered into an executive services contract with Mr. Brian W. Jamieson dated March 10, 2000 and amended on November 30, 2000 (the "Jamieson Agreement"). The Jamieson Agreement provides that Mr. Jamieson shall serve as Chief Financial Officer and Secretary of the Corporation on a contract basis for an initial term commencing on March 15, 2000 and terminating on March 14, 2001. The initial term of the Jamieson Agreement has been extended indefinitely by the Corporation for a further period commencing on March 15, 2001. The Jamieson Agreement provides that Mr. Jamieson is entitled to a contract fee of $1,250 per day for the extension period. If the Corporation terminates Mr. Jamieson's engagement without cause (including as a result of the reorganization of the Corporation or the sale of its assets or business), Mr. Jamieson is entitled to receive three months' notice or, at the Corporation's option, an amount equal to the contract fee paid or payable to Mr. Jamieson in the three month period preceding the date of termination. Mr. Jamieson has the right, at any time after September 15, 2000, to terminate his engagement in which case he is entitled to receive his contract fee pro-rated to the date of termination.

Composition of the Compensation Committee

The Corporation does not have a compensation committee separate from the board of directors. The board of directors (excluding D. Mitchell Fasken) is responsible for compensation matters.

Report on Executive Compensation

The only executive officer of the Corporation for whom the Corporation has implemented a compensation policy is the President. The Corporation's compensation policy for its President is designed to incorporate a pay for performance philosophy. The President's compensation is comprised of two components: base salary and short-term incentive. The short-term incentive is tied to the President's performance and accordingly, the board believes that there is a strong performance element in its compensation program for the President.

Base Salary

The board believes that the base salary of the President must be competitive and recognizes the job performance and contributions of the President in determining such base salary. The base salary of the President, which is reviewed by the board annually, is not based on a specific relationship to corporate performance.

Short-Term Incentive

The Fasken Agreement provides for a short-term incentive arrangement, pursuant to which Mr. Fasken is entitled to receive an incentive bonus each year if the Corporation sells certain of the real property owned by the Corporation for amounts in excess of certain stated amounts. The President did not receive an incentive bonus for the year ended December 31, 2002.

Performance Chart

Reproduced below is a graph which illustrates the Corporation's relative performance on a total return to the shareholder basis for the period from March 10, 2000 (the date upon which the Common Shares of the Corporation were first publicly traded) to December 31, 2002. The Corporation's performance is compared to the CDNX Index prior to December 31, 2001 and to the S&P/TSX Venture Composite Index from and after December 31, 2001.


March 10, 2000 to December 31, 2002
Total Shareholder Return
Jannock Properties Limited
compared with CDNX Index and the
S&P/TSX Venture Composite Index,
as applicable
Index Value %
160
150
140
130
120
110
100
90
80
70
60
Mar 10'00
Mar '00
Jun '00
Sep '00
Dec '00
Mar '01
Jun '01
Sep '01
Dec '01
Mar '02
Jun '02
Sep '02
Dec '02
As at last trading day of each quarter from March 10, 2000 to December 31, 2002
Jannock Properties Limited
CDNX Index and S&P/TSX Venture Composite Index, as applicable

NOTE: The CDNX Index and the S&P/TSX Venture Composite Index do not account for the reinvestment of any dividends or other distributions made to shareholders.

COMPENSATION OF DIRECTORS

The Chairman of the Board of the Corporation is paid an annual fee of $50,000 and each of the other directors of the Corporation (excluding Mr. Fasken) is paid an annual fee of $12,000, for their services as directors as well as a fee of $1,000 for attendance at each meeting of the board of directors or of a committee of the board of directors.

This report is submitted on behalf of the board of directors of the Corporation (excluding D. Mitchell Fasken).

(Signed) IAN C.B. CURRIE

(Signed) J. LORNE BRAITHWAITE

(Signed) DAVID P. SMITH

(Signed) ROBERT W. KORTHALS

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the date hereof, the Corporation does not have any compensation plans under which equity securities of the Corporation are authorized for issuance.

CONTINUATION OF THE SHAREHOLDER RIGHTS PLAN

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution (the "Rights Plan Resolution") approving the continuation of the Corporation's Shareholder Rights Plan Agreement (the "Rights Plan") made as of March 17, 2000 between the Corporation and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as rights agent (the "Rights Agent"). The full text of the Rights Plan is available to shareholders of the Corporation upon request from the Secretary of the Corporation.

The Rights Plan was adopted by the shareholders of the Corporation at the special meeting of the shareholders of the Corporation held on September 12, 2000.

The Rights Plan Resolution, the full text of which is set forth as Schedule A to this management information circular, must be passed by the affirmative vote of a majority of the votes cast at the Meeting. The continuation of the Rights Plan will only come into effect upon the holders of Common Shares approving the Rights Plan Resolution. If the Rights Plan Resolution is not approved, the Rights Plan will terminate upon termination of the Meeting.

The board of directors has determined that the Rights Plan continues to be in the best interests of the Corporation.

Proposed Continuation

It is proposed that the Rights Plan remain in effect until the termination of the annual meeting of the shareholders of the Corporation to be held in the year 2006, unless otherwise earlier terminated.

The form of proxy delivered with this management information circular provides a means for a holder of Common Shares to vote for or against the Rights Plan Resolution. The form of proxy further provides that if a holder of Common Shares using the proxy does not specify how such Common Shares should be voted, the proxyholder will vote in favour of the Rights Plan Resolution.

Purpose of the Rights Plan

The objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any take-over bid made for the Corporation. The Rights Plan was adopted in recognition that take-over bids often do not result in shareholders receiving equal treatment or fair and full value of their shares.

The Rights Plan is also intended to prevent an acquiror from acquiring a large share position or even a control block in the Corporation through creeping accumulations of shares or acquisitions which are exempt from the take-over bid provisions of Canadian securities legislation without making an offer to all shareholders of the Corporation.

In addition, under current Canadian securities laws a take-over bid need only remain open for 35 days, a period of time which the board of directors believes may be insufficient to evaluate a bid and, if appropriate, continue to explore, develop and pursue alternatives which could maximize shareholder value and thereby allow the board of directors to make informed recommendations to shareholders.

The board of directors is of the view that the Rights Plan deters unfair, coercive bid tactics and strategies that do not treat all shareholders equally by encouraging an offeror to proceed by way of a "Permitted Bid" or risk the potential for substantial dilution of the offeror's position. The requirements of a "Permitted Bid" are designed to ensure equal treatment of all shareholders regardless of the number of shares they hold in the Corporation, and to give the board of directors adequate time to pursue alternatives to maximize shareholder value in the event of an unsolicited take-over bid.

The Rights Plan is not intended to prevent a take-over bid of the Corporation or to deter fair offers for the shares of the Corporation. The Rights Plan may, however, discourage certain transactions which do not treat all shareholders equally or provide adequate time to the board of directors to properly consider the transaction and the other alternatives available to the Corporation. At the time of the adoption of the Rights Plan and at the present time, the board of directors was not and is not aware of any pending or threatened take-over bid or offer for the shares of the Corporation.

The Rights Plan does not lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. The Rights Plan also does not prevent a shareholder from utilizing the proxy mechanism of the Act to propose a change in the management or direction of the Corporation.

The Rights Plan is similar in its composition and terms to a number of plans adopted by other Canadian corporations and approved by their shareholders.

Summary of the Operation of the Rights Plan

The following is a summary description of the general operation of the Rights Plan. This summary is qualified in its entirety by reference to the text of the Rights Plan which is available to shareholders upon request from the Secretary of the Corporation. Capitalized terms used in this section but not defined below have the meanings ascribed to them in the Rights Plan.

General

The board of directors authorized the issuance of one right (a "Right") in respect of each common share outstanding at the close of business on March 17, 2000 (the "Record Time") and the issuance of one Right in respect of each common share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. The Rights were issued pursuant to the Rights Plan between the Corporation and the Rights Agent. Each Right entitles the registered holder thereof to purchase from the Corporation, upon the occurrence of certain events described below, one common share at the price of $100 per share (the "Exercise Price"). If a Flip-in Event occurs, each of the Rights entitles the registered holder, other than an Acquiring Person and certain related parties, to purchase, upon payment of the Exercise Price, that number of common shares that have a Market Price at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time. The issuance of the Rights is not dilutive and does not affect reported earnings or cash flow per share unless and until the Rights separate from the underlying shares and become exercisable. The issuance of Rights does not change the manner in which shareholders currently trade their shares. Shareholders do not have to return their certificates in order to have the benefit of the Rights.

At the time that the Rights Plan was adopted by the shareholders of the Corporation, the Corporation was authorized to issue an unlimited number of common shares. At the annual and special meeting of the shareholders of the Corporation held on April 29, 2002, the shareholders of the Corporation authorized a reorganization (the "Reorganization") of the capital of the Corporation, involving the conversion of each issued and outstanding common shares into a unit (a "Unit") comprised of 175 Class A Special Shares and one (1) Class B Common Share. The Rights Plan provides the definition of "Common Share" shall mean a common share of the Corporation and any other share of the Corporation into which such share may be subdivided, consolidated, reclassified or changed. As such, whereas prior to the Reorganization a Right attached to each common share of the Corporation, following the Reorganization, a Right attaches to each Unit. For the purposes of this section entitled "Continuation of the Shareholder Rights Plan", Units shall be referred to as "Common Shares".

Trading of Rights

Until the Separation Time, the Rights are evidenced only by outstanding Common Share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred with and only with the associated Common Shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new Common Share certificate issued after the Record Time upon transfer of existing shares or the issuance of new Common Shares will display a legend incorporating the terms of the Rights Plan by reference. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of Common Shares as of the close of business at the Separation Time and, thereafter, the Rights Certificates alone will evidence the Rights.

Separation Time

The Rights will separate and trade apart from the Common Shares of the Corporation after the Separation Time. The "Separation Time" means the close of business on the eighth business day after the earlier of (i) the first date (the "Stock Acquisition Date") of a public announcement of facts indicating that a person has become an Acquiring Person, (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a Take-over Bid other than a Permitted Bid, or (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid; or such later date as may be determined by the board of directors acting in good faith.

Acquiring Person and Flip-in Event

An "Acquiring Person" is generally a person who Beneficially Owns 20% or more of the outstanding Common Shares of the Corporation. For this purpose, a person is considered to Beneficially Own Common Shares which are beneficially owned by such person's affiliates or associates or by persons with whom such person is acting jointly or in concert, subject to certain exceptions. These exceptions include Common Shares held by persons acting in the capacity of an Investment Manager, Trust Company or a Statutory Body managing investment funds for employee benefit plans, etc.; provided, among other things, that such persons are not then making or proposing to make a Take-over Bid other than an offer to acquire securities of the Corporation by means of a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such person executed through the facilities of a securities exchange). Further, a person is not deemed to Beneficially Own Common Shares deposited pursuant to a permitted Lock-up Agreement.

A person does not become an Acquiring Person if they acquire 20% or more of the outstanding Common Shares through a Permitted Bid, an acquisition or redemption by the Corporation of Common Shares, acquisitions made as a result of transactions offered generally to existing shareholders on a *pro rata* basis and distributions of Common Shares pursuant to a prospectus or private placement.

Upon a person becoming an Acquiring Person a Flip-in Event will occur. Upon the occurrence of a Flip-in Event, each Right, other than those held by the Acquiring Person and certain related parties, will entitle the registered holder to purchase that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, upon payment of an amount equal to the Exercise Price.

Permitted Bids

A Flip-in Event does not occur if a Take-over Bid is a Permitted Bid.

A "Permitted Bid" is a Take-over Bid made by means of a Take-over Bid Circular and which also complies with the following additional provisions:

1. the Take-over Bid is made to all holders of Common Shares;

2. the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that (A) no Common Shares shall be taken up and paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and (B) no Common Shares shall be taken up or paid for pursuant to the Take-over Bid, unless at the date referred to in (A), more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

3. the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to

such Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

4. the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Common Shares are taken up or paid for, more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than ten business days from the date of such public announcement.

A Competing Permitted Bid is a Permitted Bid that is made after another Permitted Bid has been made and prior to the Expiry of that other Permitted Bid. A Competing Permitted Bid must also comply with the above requirements except for the minimum deposit period, and contain an irrevocable and unqualified condition that no Common Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of (A) 60 days after the date on which the earliest Permitted Bid then in existence was made and (B) 21 days after the date of the Competing Permitted Bid.

Take-over Bid

A Take-over Bid is defined in the Rights Plan as an offer to acquire Common Shares, or securities convertible into Common Shares, where the Common Shares, or securities convertible into Common Shares, subject to such offer, together with securities owned by the Offeror, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of such offer.

Redemption

The board of directors may, with the prior consent of the holders of Common Shares or the holders of Rights, as the case may be, at any time prior to the occurrence of a Flip-in Event, determine to redeem all, but not less than all, of the outstanding Rights at a redemption price of $0.0001 per Right.

Waiver

The board of directors may at any time prior to the occurrence of a Flip-in Event, determine to waive the application of the Flip-in Event provisions to a Take-over Bid made by means of a Take-over Bid circular that would otherwise be subject to these provisions. If the board of directors waives the application of the Flip-in Event provisions to a Take-over Bid, the board of directors is deemed to have waived the application of the Flip-in provisions to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular prior to the expiry of the Take-over Bid for which the waiver was granted. The board of directors may also waive the application of the Flip-in Event provisions to a Flip-in Event where the Acquiring Person became such by inadvertence if such Acquiring Person had reduced its Beneficial Ownership of Common Shares such that at the time of waiver it is no longer an Acquiring Person. The board of directors may waive the application of the Flip-in Event provisions to any other Flip-in Event upon the prior consent of the holders of the Common Shares or the holders of Rights, as the case may be.

Amendments

The Corporation may make amendments to the Rights plan to correct clerical or typographical errors or which are required to maintain the validity of the Rights Plan as a result of any change in applicable legislation, regulations or rules thereunder. The Corporation may, with the prior consent of the holders of Common Shares (authorized by the affirmative vote of a majority of votes cast by Independent Shareholders), at any time before the Separation Time or, if after the Separation Time, with the prior consent of holders of Rights (authorized by the affirmative vote of a majority of votes cast by holders of Rights), supplement, amend, vary, rescind or delete any provision of the Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of holders of Rights, generally). No amendment shall be made to the Rights Plan without the prior approval of the TSX Venture Exchange.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Other than routine indebtedness to the Corporation, none of the directors or officers of the Corporation is currently indebted to the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Corporation, or any director of the Corporation, or any associate or affiliate of any insider or director has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by the directors and senior officers of the Corporation.

INSURANCE

The Corporation has purchased directors' and officers' liability insurance to cover the personal liability of directors and officers and to cover the losses incurred by the Corporation as a result of indemnifying its directors and officers during the period from March 10, 2003 to March 9, 2004. An annual premium of $48,000 was paid by the Corporation for such insurance. Coverage for claims made under the insurance policy are limited to $5 million per policy year and $5 million per loss. The policy contains a $100,000 deductible in respect of any claim made by the Corporation. There is no deductible payable in respect of any claim made by a director or officer of the Corporation.

APPOINTMENT OF AUDITOR

The present auditor of the Corporation is PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP was first appointed as the auditor of the Corporation on January

25, 2000. It is intended that a resolution will be presented to the Meeting to reappoint the firm of PricewaterhouseCoopers LLP as the auditor of the Corporation at such remuneration as may be fixed by the directors.

ADDITIONAL INFORMATION

Additional Information relating to the issuer may be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation's comparative financial statements and management discussion and analysis for its most recently completed financial year. Copies of the Corporation's comparative financial statements and management discussion and analysis may be obtained by a holder of shares of the Corporation, without charge, by writing to the Secretary of the Corporation.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this management information circular and the sending of it to holders of Common Shares of the Corporation, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental and regulatory agencies have been approved by the directors of the Corporation.

DATED as of the 1st day of April, 2003.

Brian W. Jamieson,
Chief Financial Officer and Secretary

Schedule A

Rights Plan Resolution

BE IT RESOLVED THAT:

the continuation of the Shareholder Rights Plan Agreement of the Corporation as described in the management information circular pertaining to the annual and special meeting of the shareholders of the Corporation to be held on May 30, 2003 is hereby approved.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer name: Jannock Properties Limited.

Participation Fee for the Financial Year Ending: December 31, 2002

03 MAY -7 PM 7:21

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		35,631,932	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$0.99	
Market value of class or series	=	$35,275,613	
			(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______ (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in paragraph 2.5(b)(ii): ______ (B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) ______ (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = $ ______

Total fee payable in accordance with Appendix A of the Rule $2,500

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable X Number of months remaining in financial year or elapsed since most recent financial year / 12

$1875

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______

Long term debt (including the current portion) ______

Capital leases (including the current portion) ____________

Minority or non-controlling interest ____________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ____________

Any other item forming part of shareholders' equity and not set out specifically above ____________

Total Capitalization ____________

Total Fee payable pursuant to Appendix A of the Rule ____________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable X Number of months remaining in financial year or elapsed since most recent financial year / 12 ____________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ____________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ____________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year X ____________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ____________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ____________

Capitalization (add market value of all classes and series of securities) ____________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____________

Contributed surplus ____________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____________

Long term debt (including the current portion) ____________

Capital leases (including the current portion)

Minority or non-controlling interest ____________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ______________

Any other item forming part of shareholders' equity and not set out specifically above ______________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X

____

Capitalization

Total Fee Payable pursuant to Appendix A of the Rule ______________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable X Number of months remaining in financial year or elapsed since most recent financial year / 12 ______________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______________

1730725

JANNOCK PROPERTIES LIMITED

PROXY

ANNUAL AND SPECIAL MEETING OF CLASS B COMMON SHAREHOLDERS

The undersigned holder of Class B common shares (the "Common Shares") of Jannock Properties Limited (the "Corporation") hereby appoints Ian C. B. Currie of Toronto, Ontario, or failing him, J. Lorne Braithwaite of Thornhill, Ontario, or failing him, Robert W. Korthals of Toronto, Ontario, or .... as the proxyholder of the undersigned to attend, vote and act for and on behalf of the undersigned at **the annual and special meeting (the "Meeting") of the Class B common shareholders of the Corporation to be held on the 30th day of May, 2003**, and at any adjournment or adjournments thereof, and grants to the proxyholder all powers which the undersigned could exercise if personally present. The said proxyholder is specifically directed to vote or withhold from voting the Common Shares of the undersigned in the following manner:

In respect of the appointment of auditors of the Corporation:

TO VOTE ☐ TO WITHHOLD FROM VOTING ☐

In respect of the authorization of the directors to fix the remuneration of the auditors:

TO VOTE ☐ TO WITHHOLD FROM VOTING ☐

In respect of the election of directors:

TO VOTE ☐ TO WITHHOLD FROM VOTING ☐

In respect of the ordinary resolution approving the continuation of the Corporation's Shareholder Protection Rights Plan (the text of which resolution is set out in Schedule A to the management information circular for the Meeting):

TO VOTE FOR ☐ TO VOTE AGAINST ☐

The Common Shares represented by this proxy will be voted or withheld from voting in accordance with the foregoing directions on any ballot that may be called for. **If a shareholder does not specify that the Common Shares are to be withheld from voting with respect to the appointment of auditors and/or the authorization of the directors to fix the remuneration of such auditors and/or the election of directors, such Common Shares will be voted, on any ballot that may be called for, in respect of such matters. If a choice is not specified by a shareholder with respect to the ordinary resolution approving the continuation of the Corporation's Shareholder Protection Rights Plan (the text of which resolution is set out in Schedule A to the management information circular for the Meeting), the Common Shares represented by this proxy will be voted in favour of the ordinary resolution.**

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters properly come before the Meeting or any adjournment or adjournments thereof,

this proxy confers on the proxyholder authority to vote on such amendments or variations or such other matters according to the discretion of the proxyholder. This proxy revokes any other proxy previously given.

DATED this ________ day of ____________, 2003.

Signature of the Shareholder ____________________________________
(if corporate shareholder, indicate title)

NOTES:

1. **A shareholder has the right to appoint as his or her proxyholder a person (who need not be a shareholder) to attend and to act on his or her behalf at the Meeting other than those persons designated.** A shareholder may do so by inserting the name of such person in the blank space provided and striking out the other names or by completing another proper form of proxy. Properly executed forms of proxy must be delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or to the Secretary of the Corporation at the Corporation's executive office at 2121 Britannia Road West, Unit 2, Streetsville, Ontario, L5M 2G6, not later than the last business day preceding the day of the Meeting or any adjournment or adjournments thereof, or by depositing them with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof. A proxy appointing a proxyholder to attend and act at the Meeting ceases to be valid one year from its date.

2. This form of proxy must be dated and signed: (i) in writing or by electronic signature by the shareholder or his or her attorney authorized by a document that is signed in writing or by electronic signature; or (ii) if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

3. If this form of proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by the Corporation to the shareholder.

4. If it is desired that the Common Shares represented by this proxy are to be withheld from voting with respect to the appointment of auditors and/or the authorization of the directors to fix the remuneration of such auditors and/or the election of directors, or are to be voted against the ordinary resolution, referred to in paragraph 5 of the Notice of Meeting, authorizing the continuation of the Corporation's Shareholder Protection Rights Plan, the appropriate boxes providing for withholding from voting or voting against should be marked with an X or a tick (✓).

5. **This proxy is solicited by or on behalf of the management of the Corporation.**

6. **This proxy is for use at the Meeting of shareholders of the Corporation to be held on May 30, 2003, and at any adjournment or adjournments thereof.**